================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 15)*

                             _______________________

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
            CLASS B COMMON STOCK, SERIES 1, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK: 895927 10 1
                        CLASS B COMMON STOCK: 895927 30 9
                                 (CUSIP Number)

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                DECEMBER 4, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page  2 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DWG ACQUISITION GROUP, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER  (See Item 5)

                                        -0-
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER  (See Item 5)
           SHARES                       5,343,662 (Class A Common Stock)
     BENEFICIALLY OWNED                 10,687,324 (Class B Common Stock)
     BY EACH REPORTING          ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER  (See Item 5)
            WITH
                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER (See Item 5)
                                        5,343,662 (Class A Common Stock)
                                        10,687,324 (Class B Common Stock)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)
                  5,343,662 (Class A Common Stock)
                  10,687,324 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.1% (Class A Common Stock)
                  27.1% (Class B Common Stock)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page  3 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NELSON PELTZ
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER  (See Item 5)
                                        3,642,506 (Class A Common Stock)
                                        7,285,012 (Class B Common Stock)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER  (See Item 5)
           SHARES                       5,343,662 (Class A Common Stock)
     BENEFICIALLY OWNED                 10,687,324 (Class B Common Stock)
     BY EACH REPORTING          ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER  (See Item 5)
            WITH                        3,642,506 (Class A Common Stock)
                                        7,285,012 (Class B Common Stock)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER (See Item 5)
                                        5,343,662 (Class A Common Stock)
                                        10,687,324 (Class B Common Stock)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)
                  8,986,168 (Class A Common Stock)
                  17,972,336 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  39.1% (Class A Common Stock)
                  39.1% (Class B Common Stock)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page  4 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PETER W. MAY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER  (See Item 5)
                                        2,319,148 (Class A Common Stock)
                                        4,638,296 (Class B Common Stock)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER  (See Item 5)
           SHARES                       5,343,662 (Class A Common Stock)
     BENEFICIALLY OWNED                 10,687,324 (Class B Common Stock)
     BY EACH REPORTING          ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER  (See Item 5)
            WITH                        2,319,148 (Class A Common Stock)
                                        4,638,296 (Class B Common Stock)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER (See Item 5)
                                        5,343,662 (Class A Common Stock)
                                        10,687,324 (Class B Common Stock)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)
                  7,662,810 (Class A Common Stock)
                  15,325,620 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  35.2% (Class A Common Stock)
                  35.2% (Class B Common Stock)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page  5 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


                        AMENDMENT NO. 15 TO SCHEDULE 13D


                  This Amendment No. 15 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003 and as amended by Amendment No. 14 dated September 24, 2003 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.10 per share (the "Class B Common Stock"), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

                  Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment No. 14, all references in the Statement to "Common Stock" shall be deemed to refer to the Class A Common Stock.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Statement is amended by deleting the penultimate paragraph thereof. Information regarding options to purchase shares of Common Stock is included in response to Item 5.

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page  6 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 of the Statement is amended by deleting the first and second paragraphs thereof and substituting in their place the following:

                           Each of the Reporting Persons holds a significant equity investment in the Company and will continuously evaluate its ownership of the Class A Common Stock and Class B Common Stock held by such Reporting Person, and the Company's business and industry. Depending on market conditions and other factors that each of them may deem material to its respective investment decision, including, but not limited to, the relative prices, voting powers, dividend entitlements and liquidation preferences of the Class A Common Stock and the Class B Common Stock, any of the Reporting Persons may from time to time acquire or dispose of shares of Class A Common Stock or Class B Common Stock, either in the open market or in negotiated transactions. It is the current intention of the Reporting Persons to seek opportunities to acquire additional shares of Class A Common Stock, including through negotiated transactions involving the exchange of shares of Class B Common Stock for shares of Class A Common Stock.

                           The Reporting Persons should not be considered to be passive investors. As a result of the Reporting Persons' stock ownership and their Board representation in the Company and the executive positions that are held by Messrs. Peltz and May, the Reporting Persons are in a position to influence the management and policies of the Company and to influence the outcome of corporate actions requiring stockholder approval. In addition, if the Reporting Persons acquire additional shares of Class A Common Stock (in connection with

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page  7 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


         negotiated transactions involving the exchange of shares of Class B Common Stock for shares of Class A Common Stock, or otherwise), they could increase their beneficial ownership such that they could control more than a majority of the Company's outstanding voting power. Such an increase in voting power by the Reporting Persons would enable them to determine the outcome of the election of members of the Board and the outcome of corporate actions requiring majority stockholder approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets. The Reporting Persons would also be in a position to prevent a change of control of the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Part (a) through (c) of Item 5 is amended by deleting the thirteenth through twenty-second paragraphs thereof and replacing them with the following:

                           In addition to the foregoing, Messrs. Peltz and May beneficially own 3,208,333 and 2,016,666 shares of Class A Common Stock, respectively, representing stock options that may be exercised within 60 days of the date of this Statement.

                           The Purchaser, Mr. Peltz and Mr. May may be deemed to beneficially own an aggregate of 5,343,662, 8,986,168 and 7,662,810 shares of Class A Common Stock, respectively, representing approximately 27.1%, 39.1% and 35.2% of the outstanding shares of Class A Common Stock, respectively.

                           The Purchaser is the direct owner of an aggregate of 10,687,324 shares of Class B Common Stock; Mr. Peltz is the direct owner of an aggregate of

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page  8 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


         820,846 shares of Class B Common Stock; and Mr. May is the direct owner of an aggregate of 604,964 shares of Class B Common Stock.

                           The Purchaser beneficially owns 10,687,324 shares of Class B Common Stock, representing approximately 27.1% of the outstanding shares of Class B Common Stock.

                           By virtue of their positions as general partners of the Purchaser, Messrs. Peltz and May may be deemed to own beneficially the 10,687,324 shares of Class B Common Stock owned of record by the Purchaser. In such capacity, Messrs. Peltz and May may be deemed to share voting and dispositive power with the Purchaser and with each other with respect to such shares of Class B Common Stock.

                           In addition to the foregoing, Mr. Peltz beneficially owns and has the sole power to vote and dispose of 868,346 shares of Class B Common Stock and beneficially owns 6,416,666 shares of Class B Common Stock representing options that may be exercised within 60 days of the date of this Statement, and Mr. May beneficially owns and has the sole power to vote and dispose of 604,964 shares of Class B Common Stock and beneficially owns 4,033,332 shares of Class B Common Stock representing options that may be exercised within 60 days of the date of this Statement.

                           The Peltz L.P. is the beneficial owner of 47,500 shares of Class B Common Stock. By virtue of his position as general partner of the Peltz L.P., Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock owned by the Peltz L.P. Mr. Peltz disclaims beneficial ownership of such shares.

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page  9 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


                           As a result, Messrs. Peltz and May may be deemed to beneficially own an aggregate of 17,972,336 and 15,325,620 shares of Class B Common Stock, respectively, representing approximately 39.1% and 35.2%, respectively, of the outstanding shares of Class B Common Stock.

                           Except as set forth above, no Reporting Person beneficially owns any shares of Class A Common Stock or Class B Common Stock or has effected any transaction in shares of Class A Common Stock or Class B Common Stock during the preceding 60 days.

                  Part (d) of Item 5 is amended by deleting it in its entirety and replacing it with the following:

                           Except as set forth in this Schedule and to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock beneficially owned by the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

                  Item 6 of the Statement is amended by deleting the fifth and sixth sentence of the second paragraph thereof and replacing them with the following:

                           The BOA Loans are effectively secured by certain shares of Class A Common Stock and Class B Common Stock owned by the Peltz L.P. and the Purchaser (in the case of loans to Mr. Peltz) and by Mr. May and the Purchaser (in the case of loans to Mr. May).

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page 10 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


                  Item 6 of the Statement is further amended by deleting the last paragraph thereof (which paragraph was added in Amendment No. 14).

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page 11 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 4, 2003



                                   DWG ACQUISITION GROUP, L.P.

                                   By:  /s/ Nelson Peltz
                                        ---------------------------------------
                                        Name:   Nelson Peltz
                                        Title:  General Partner


                                   By:  /s/ Peter W. May
                                        ---------------------------------------
                                        Name:   Peter W. May
                                        Title:  General Partner


                                   /s/ Nelson Peltz
                                   --------------------------------------------
                                   Nelson Peltz


                                   /s/ Peter W. May
                                   --------------------------------------------
                                   Peter W. May

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page 12 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT                             DESCRIPTION                             PAGE NO.
    -------                             -----------                             --------
       1         Stock Purchase Agreement dated as of October 1, 1992 by        Filed with Original
                 and between the Purchaser, Posner, Posner Trust and            Statement
                 Security Management.

       2         Exchange Agreement dated as of October 12, 1992 between        Filed with Original
                 the Company and Security Management.                           Statement

       3         Agreement dated as of October 1, 1992 between the              Filed with Original
                 Company and the Purchaser.                                     Statement

       4         Agreement of Limited Partnership of the Purchaser dated as     Filed with Original
                 of September 25, 1992.                                         Statement

       5         Joint Filing Agreement of the Purchaser, Peltz and May.        Filed with Amendment
                                                                                No. 14

       6         Memorandum of Understanding, dated January 21, 1993, by        Filed with Amendment
                 and between the Purchaser and William A. Ehrman,               No. 2
                 individually and derivatively on behalf of SEPSCO.

       7         Letter dated January 25, 1993 from Steven Posner to the        Filed with
                 Purchaser (including proposed terms and conditions of          Amendment No. 2
                 Consulting Agreement to be entered into between the
                 Company and Steven Posner).

       8         Undertaking and Agreement, dated February 9, 1993,             Filed with
                 executed by the Purchaser.                                     Amendment No. 3

       9         Amendment No. 3 dated as of April 14, 1993 to Agreement        Filed with
                 of Limited Partnership of the Purchaser.                       Amendment No. 4

      10         Citibank Loan Documents (Exhibits and Schedule omitted).       Filed with
                                                                                Amendment No. 4

      11         Republic Loan Documents (Exhibits and Schedules omitted).      Filed with
                                                                                Amendment No. 4

      12         Pledge and Security Agreement, dated as of April 5, 1993,      Filed with
                 between the Purchaser and Citibank.                            Amendment No. 5

      13         Custodial Loan Documents.                                      Filed with
                                                                                Amendment No. 5

      14         Agreement, dated May 2, 1994 among Nelson Peltz,               Filed with
                 Peter W. May and Leon Kalvaria.                                Amendment No. 6

      15         Amended and Restated Pledge and Security Agreement,            Filed with
                 dated as of July 25, 1994 between the Purchaser and            Amendment No. 6
                 Citibank.

-------------------------------------------             ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1                        Page 13 of 13
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


    EXHIBIT                             DESCRIPTION                             PAGE NO.
    -------                             -----------                             --------
      16         Amendment No. 1 dated as of November 15, 1992 to               Filed with
                 Agreement of Limited Partnership of the Purchaser.             Amendment No. 7

      17         Amendment No. 2 dated as of March 1, 1993 to Agreement         Filed with
                 of Limited Partnership of the Purchaser.                       Amendment No. 7

      18         Amendment No. 4 dated a January 1, 1995 to Agreement of        Filed with
                 Limited Partnership of the Purchaser.                          Amendment No. 7

      19         Amendment No. 5 dated as of January 1, 1996 to                 Filed with
                 Agreement of Limited Partnership of the Purchaser.             Amendment No. 7

      20         BOA Loan documents (Exhibits and Schedules omitted).           Filed with
                                                                                Amendment No. 7

      21         Letter, dated October 12, 1998, from Messrs. Nelson Peltz      Filed with
                 and Peter W. May to the Company.                               Amendment No. 8

      22         Press release, issued by the Company, dated October 12, 1998.  Filed with
                                                                                Amendment No. 8

      23         Letter, dated October 12, 1998, from the Company to            Filed with
                 Messrs. Nelson Peltz and Peter W. May.                         Amendment No. 8

      24         Press release issued by the Company, dated March 10, 1999.     Filed with
                                                                                Amendment No. 9

      25         Amended and Restated Agreement of Limited Partnership          Filed with
                 of the Purchaser, amended and restated as of November 11,      Amendment No. 11
                 2002.

      26         Pledge Agreement dated April 2, 2001, made by Peltz            Filed with
                 Family Limited Partnership, in favor of Bank of America,       Amendment No. 13
                 N.A.

      27         Pledge and Security Agreement dated April 2, 2003, made        Filed with
                 by Peter W. May, in favor of Bank of America, N.A.             Amendment No. 13
                 (Schedule II omitted).